
September 30, 2021

Erik S. Nelson
Chief Executive Officer, President, and Director
UAN Power Corp
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

      Re: UAN Power Corp
            Registration Statement on Form 10-12g
            Filed August 4, 2021
            File No. 000-54334

Dear Mr. Nelson:

      We issued comments to you on the above captioned filing on August 30, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 14, 2021.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Michael Littman